2020 CHINACAP ACQUIRCO, INC.
c/o Surfmax Corporation
221 Boston Post Road East
Suite 410
 Marlborough, Massachusetts 01752

                        October 2, 2009

By Facsimile and EDGAR Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	2020 ChinaCap Acquirco, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-159252)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Standard Time, on Friday, October 2, 2009, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”), or the Commissions staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, 2020 CHINACAP ACQUIRCO, INC.

By:	/s/ George Lu
Name: George Lu
Title: Chief Executive Officer and President

EXCEED COMPANY LTD.
c/o 2020 ChinaCap Acquirco, Inc.
c/o Surfmax Corporation
221 Boston Post Road East
Suite 410
Marlborough, Massachusetts 01752

                        October 2, 2009

By Facsimile and EDGAR Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exceed Company Ltd. (the “Company”) Registration Statement on Form S-3 (File No. 333-159252)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Standard Time, on Friday, October 2, 2009, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”), or the Commissions staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, EXCEED COMPANY LTD.

By:	/s/ Louis Koo
Name: Louis Koo
Title: President